UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

INNOVA, S. DE R.L. de C.V.
(Translation of registrant's name into English)

Insurgentes Sur 694 Piso 8, Col. Del Valle 03100 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 ____.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOVA, S. DE R.L. de C.V.
(Registrant)

Dated: April 23, 2002

By ______________________

Name: ~~Luis Maldonado~~

Title: FINANCE DIRECTOR

FOR IMMEDIATE RELEASE

INNOVA CEO CRISTÓBAL RUGAMA KILLED IN FATAL CAR ACCIDENT

Mexico City, April 15, 2002 – Mr. Cristóbal Rugama, CEO of Innova, S. de R.L. de C.V., died yesterday in a car accident, the Company announced today with deep regret.

"We are extremely saddened by the death of our good friend and colleague. Our thoughts and prayers are with his family and friends as we mourn this tragic loss," said Emilio Azcárraga Jean, Chairman and CEO of Grupo Televisa. "Cristóbal was a valued member of the Grupo Televisa family since he joined our management team in 1998. He was an inspiration to everyone who worked with him and he will be greatly missed."

K. Rupert Murdoch, Chairman and Chief Executive of News Corp., said, "Cristobal did a terrific job leading Innova. He was a good friend and will be missed by all of us at News Corp."

Innova, S. de R.L. de C.V., the pay-TV market leader in Mexico, providing direct-to-home (DTH) satellite television services under the SKY brand name, is a joint venture indirectly owned by Grupo Televisa, S.A., The News Corporation Limited, a South Australia corporation, and Liberty Media International Inc., a Delaware corporation (formerly known as Tele-Communications International, Inc.).

Televisa is the leading television broadcaster in Mexico that produces and owns the largest library of Spanish-language television programming in the world. News Corporation is a diversified international communications company with operations in the United States, Canada, continental Europe, the United Kingdom, Australia, Latin America and the Pacific Basin that include the production of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscriber management systems; and the creation and distribution of on-line programming. Liberty Media International owns and operates broadband cable television and telephony distribution networks and is a provider of diversified programming services in Europe, Latin America and Asia.

The News Corporation Limited (NYSE: NWS, NWS.A; ASX: NCP, NCPDP; LSE: NEWCP) is one of the world's largest media companies with total assets as of December 31, 2001 of approximately US$47 billion and total annual revenues of approximately US$14 billion. News Corporation's diversified global operations in the United States, Canada, continental Europe, the United Kingdom, Australia, Latin America and the Pacific Basin include the production and distribution of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscriber management systems; and the creation and distribution of popular on-line programming.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Risk Factors" in the Company's Annual Report on Form 20-F, which among others, could cause actual results to differ materially from those contained in any oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

In Mexico:

C.P. Luis Maldonado Palomares
Innova S. de R.L. de C.V.
Insurgentes Sur 694 - 6o. Piso
Colonia del Valle
03100 México, D.F.
(5255) 5448-4000

Alberto Islas
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 México, D.F.
(5255) 5261-2000

Outside Mexico:

Adam Miller/Robert Malin
Abernathy MacGregor Group
501 Madison Avenue
New York, NY 10022
(212) 371-5999